Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - April 04, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	PetroKazakhstan responds to Antimonopoly Allegations

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”) has reviewed a press release issued today in Kazakhstan by the Republic of Kazakhstan’s “Agency for the struggle with Economic and Corruption Crimes (Financial Police).”

The Financial Police announcement states that, under its preliminary investigation, two officials of the Company’s Kazakhstan subsidiaries, Mr. Thomas P. Dvorak, President of AO “PetroKazakhstan Kumkol Resources” (“PKKR”) and TOO “PetroKazakhstan Oil Products” (“PKOP”) and Mr. Clayton Clift, Chief Financial Officer for PKKR and PKOP, have been charged with the commission of criminal violations of Article 196 of Kazakhstan’s criminal code, which relates to violations of Kazakhstan’s antimonopoly legislation.

The Financial Police alleges that, in violation of Kazakhstan’s antimonopoly legislation, a number of group distribution companies (LLPs) were organized, replacing the previous regional branches of PKOP, for the purpose of avoiding price ceilings established by Kazakhstan’s Agency for Regulation of Natural Monopolies and Protection of Competition (the “ARNM”) in August, 2002.

It has always been the position of the Company that the price ceilings established by the ARNM in 2002 represent a violation of the Company’s rights under the privatization agreements relating to the Shymkent refinery, in which the Republic of Kazakhstan guaranteed to the refinery the right to sell oil products at “free market prices.”

To the best of its knowledge, PKOP is the only provider of refined products subject to price ceilings, although for some products (gasoline, mazut, LPGs), PetroKazakhstan is not even the largest supplier of these products in Kazakhstan.

The ceilings established in 2002 did not at the time reflect market prices. Currently the ceilings are about 50% or less of market prices.

Market prices are effectively set by the competition of Russian imports, which can flow without any restriction into the Kazakh market and are not subject to Russian export taxes.

The ARNM ceilings do not provide any benefit to the ultimate consumer, which is charged at market prices by the distributors. These ARNM ceilings applied to PKOP, however result in a major shift of revenues from the refiner to the distributors.

These charges come after lengthy civil court litigation between PKOP and the ARNM in relation to civil claims relating to the same essential facts. The civil litigation remains pending at this time in the City Court of Astana.

These charges come also after discussions aiming at agreeing on an overall transparent pricing and distribution regime had made substantial progress, until interrupted due to personnel changes in the administration.

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The Company believes that the initiation of criminal investigations and charges in relation to these issues is an unfortunate and unnecessary escalation in what is essentially a civil dispute.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425